Filed pursuant to Rule 433
Issuer Free Writing Prospectus supplementing

Preliminary Prospectus Supplement dated December 2, 2020 to

Prospectus dated December 2, 2020
Registration No. 333-225452

8,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 4.60%

Non-Cumulative Preferred Stock, Series B

Term Sheet

December 2, 2020

Issuer:	Selective Insurance Group, Inc.
Depositary Shares Offered:	8,000,000 depositary shares, each representing a 1/1,000th interest in a share of the Issuer’s 4.60% Non-Cumulative Preferred Stock, Series B (“preferred stock”). At the consummation of the depositary shares offering, the Issuer will issue 8,000 shares of preferred stock.
Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1 (Stable) / BB+ (Stable) / BBB- (Stable)
Format:	SEC Registered
Offering Amount:	$200,000,000
Trade Date:	December 2, 2020
Settlement Date:	December 9, 2020 (T+5)
Maturity Date:	Perpetual
Dividend Rate:	4.60% on the liquidation amount of $25,000 for each share of preferred stock per year.
Dividend Payment Dates:	15th of March, June, September, and December, commencing March 15, 2021 (long first dividend payment period).
Liquidation Preference:	$25,000 liquidation preference per share of preferred stock (equivalent to $25.00 per depositary share).
Price to Public:	$25.00 per depositary share / $200 million total.
Underwriting discount:	$0.7875 per depositary share sold to retail investors and $0.5000 per depositary share sold to institutional investors.
Net Proceeds, Before Expenses, to the Issuer:	$195,939,567.50.

Optional Redemption:

The Issuer may, at its option, redeem the preferred stock:

• in whole or in part, from time to time, on or after December 15, 2025, at a redemption price equal to $25,000 per share of preferred stock (equivalent to $25.00 per depositary share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date;

• in whole but not in part, at any time prior to December 15, 2025, within 90 days after the occurrence of a “rating agency event” (as defined in the preliminary prospectus supplement), at a redemption price equal to $25,500 per share of preferred stock (102% of the stated amount of $25,000 per share) (equivalent to $25.50 per depositary share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date; and

•  in whole but not in part, at any time prior to December 15, 2025, within 90 days after the occurrence of a “regulatory capital event” (as defined in the preliminary prospectus supplement), at a redemption price equal to $25,000 per share of preferred stock (equivalent to $25.00 per depositary share), plus an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, such redemption date.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include the repurchase of shares of its common stock. On November 30, 2020, the Issuer’s board of directors authorized, subject to completion of this offering, the repurchase of up to $100 million of its common stock.
CUSIP / ISIN:	816300 503 / US8163005031
Listing:	The Issuer will apply to list the depositary shares on the Nasdaq Stock Market and expects trading on the Nasdaq Stock Market to begin within 30 days of the initial issuance of the depositary shares.
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. RBC Capital Markets, LLC
Joint Lead Managers:	Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC
Co-Managers:	BMO Capital Markets Corp. Boenning & Scattergood, Inc. JMP Securities LLC Keefe, Bruyette & Woods, Inc. Piper Sandler & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the depositary shares on or about December 9, 2020, which is the fifth U.S. business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day prior to the closing of the offering will be required, by virtue of the fact that the depositary shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; or RBC Capital Markets, LLC toll-free at 1-866-375-6829.